SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

May 14 , 2009

Kevin Dougherty

United States Securities and Exchange Commission

Division of Corporate Finance

Tel 202-551-3271

Fax 202-772-9205

Re:

SOEFL, Inc.

Registration Statement on Form S-1

Filed on March 23, 2009

File No. 333-158153

Dear Mr. Dougherty:

Firstly, as I am in Southeast Asia and it takes approximately 3-weeks to receive mail from our offices in Nevada, could I ask that, in addition to mailing your comments, you also fax a copy to our office at 866-334-2567. This would be greatly appreciated and would help me respond to you in a more timely manner.

Secondly, in response to your comments on our Registration Statement on Form S-1, we have addressed your concerns (as detailed below) and we have filed a Form S-1/A Amendment No. 1 on May 14, 2009. Our Form S-1 Amendment No. 1 filing conforms to the provisions of Rule 310 of Regulation S-T, which specifies that all changes are marked in red so that you a reader easily determine what the changes in the amended filing are.

Following is a concise summary of the changes we have made which are reflected in our filing on Form S-1, Amendment No. 1.

Comment #1 We have added language to clarify that our web site is not yet operational, discussed the minimum funding and time required, and we have summarized any material uncertainties or risks that may preclude us from becoming an operational business that generates revenues.

Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, Overview of Our Business, on page 2;

Form S-1

On our social networking web site located at www.soefl.com, we intend to enable users to locate and interact with their acquaintances. Using interactive tools and features we intend to provide our members, as with other social networking web sites, the ability to contribute to our social networking web site, distinct, relevant pieces of content, such as names, school affiliations, profiles, biographies, interests and photos.

SOEFLpoints, is to be our online loyalty marketing service, where we intend to provide advertisers with an effective means to reach our online audience with targeted marketing campaigns, while also enabling consumers to earn points-based rewards by responding to email offers, completing online surveys, shopping online and engaging in other online activities. We intend to market products and services of advertisers to our SOEFLpoints members, who register with SOEFLpoints.com through a double opt-in process to receive email marketing messages from us.

Form S-1/A, Amendment No. 1

On our social networking web site located at www.soefl.com, which is currently not yet operational and is “under construction”, we intend to enable users to locate and interact with their acquaintances. Using interactive tools and features we intend to provide our members, as with other social networking web sites, the ability to contribute to our social networking web site, distinct, relevant pieces of content, such as names, school affiliations, profiles, biographies, interests and photos. We intend to have our soefl.com web site operational and able to generate revenues prior to the start of the 2009-2010 U.S. school year on September 1, 2009. We expect the cost of the development of our SOEFL.com web site to be approximately $3,000 in third-party consulting fees and expenses, in addition to the work contributed to the development by our management. Once our SOEFL.com web site is operational, there are many different forms of Internet advertising that we intend to use to generate revenues, which include pay per impression, pay per click, pay per play, or pay per action advertisements to name a few, and the only material uncertainties that management can foresee in respect of our generating revenues from our SOEFL.com web site, would be our inability to generate material revenues. If we are unable to generate material revenues or obtain adequate financing, our business may fail and you may lose some or all of your investment in our common stock.

SOEFLpoints, is to be our online loyalty marketing service, where we intend to provide advertisers with an effective means to reach our online audience with targeted marketing campaigns, while also enabling consumers to earn points-based rewards by responding to email offers, completing online surveys, shopping online and engaging in other online activities. We intend to market products and services of advertisers to our SOEFLpoints members, who register with SOEFLpoints.com through a double opt-in process to receive email marketing messages from us. We intend to have our SOEFLpoints.com web site operational and able to generate revenues prior to the start of the 2010-2011 U.S. school year on September 1, 2010. We expect the cost of the development of our SOEFLpoints.com web site to be approximately $42,000 and intend to develop this web site using revenues generated from our SOEFL.com web site. If we are unable to generate sufficient revenues, early in 2010, from our SOEFL.com web site so as to develop our SOEFLpoints.com web site, we may be required to postpone development until such time as we have generated sufficient revenues from our SOEFL.com web site. We do not intend to develop our SOEFLpoints.com web site until such time as our SOEFL.com web site has generated sufficient revenues to funds such development.

Risk Factors, As our sole officer and director has other outside business activities, she may not be in a position to devote a majority of her time to our company, which may result in periodic interruptions or business failure, on page 6;

Form S-1

Ratree Yabamrung, our sole officer and director, has other outside business activities and currently devotes approximately 20-30 hours per week to our operations. Our operations may be sporadic and occur at times which are not convenient to Ms. Yabamrung, which may result in periodic interruptions or suspensions of our business plan. Such delays could have a significant negative effect on the success of the business.

Form S-1/A, Amendment No. 1

Ratree Yabamrung, our sole officer and director, has other outside business activities and currently devotes approximately 20-30 hours per week to our operations. Our operations may be sporadic and occur at times which are not convenient to Ms. Yabamrung, which may result in periodic interruptions or suspensions of our business plan. As Ms. Yabamrung is responsible for the development of our SOEFL.com and SOEFLpoints.com web sites, and should she be unable to complete the development, we may be required to hire employees or third-party consultants to complete the development and we may not have the necessary funds to do so, if and when required. Such delays or our inability to hire employees or third-party consultants to complete the development could have a significant negative effect on the success of the business and our business may fail and you may lose some or all of your investment in our common stock.

Information with Respect to the Registrant, Our Business, on page 15; and

Form S-1

On our social networking Web site located at www.soefl.com, we intend to enable users to locate and interact with acquaintances from school, work and the military. We expect that our SOEFL.com Web site will be comprised of a large and diverse group of users. Using interactive tools and features, we intend to provide our members, as with other social networking Web sites, the ability to contribute to our SOEFL.com Web site distinct, relevant pieces of content, such as names, school affiliations, profiles, biographies, interests and photos. This valuable content should be a key component in attracting and retaining members.

SOEFLpoints, is to be our online loyalty marketing service, where we intend to provide advertisers with an effective means to reach our online audience with targeted marketing campaigns while also enabling consumers to earn points-based rewards by responding to email offers, completing online surveys, shopping online and engaging in other online activities. We intend to market products and services of advertisers to our SOEFLpoints members, who register with our SOEFLpoints.com Web site through a double opt-in process to receive email marketing messages from us.

Form S-1/A, Amendment No. 1

On our social networking Web site located at www.soefl.com, which is currently not yet operational and is “under construction”, we intend to enable users to locate and interact with acquaintances from school, work and the military. We expect that our SOEFL.com Web site will be comprised of a large and diverse group of users. Using interactive tools and features, we intend to provide our members, as with other social networking Web sites, the ability to contribute to our SOEFL.com Web site distinct, relevant pieces of content, such as names, school affiliations, profiles, biographies, interests and photos. This valuable content should be a key component in attracting and retaining members. We intend to have our soefl.com web site operational and able to generate revenues prior to the start of the 2009-2010 U.S. school year on September 1, 2009. We expect the cost of the development of our SOEFL.com web site to be approximately $3,000 in third-party consulting fees and expenses, in addition to the work contributed to the development by our management. Once our SOEFL.com web site is operational, there are many different forms of Internet advertising that we intend to use to generate revenues, which include pay per impression, pay per click, pay per play, or pay per action advertisements to name a few, and the only material uncertainties that management can foresee in respect of our generating revenues from our SOEFL.com web site, would be our inability to generate material revenues. If we are unable to generate material revenues or obtain adequate financing, our business may fail and you may lose some or all of your investment in our common stock.

SOEFLpoints, is to be our online loyalty marketing service, where we intend to provide advertisers with an effective means to reach our online audience with targeted marketing campaigns while also enabling consumers to earn points-based rewards by responding to email offers, completing online surveys, shopping online and engaging in other online activities. We intend to market products and services of advertisers to our SOEFLpoints members, who register with our SOEFLpoints.com Web site through a double opt-in process to receive email marketing messages from us. We intend to have our SOEFLpoints.com web site operational and able to generate revenues prior to the start of the 2010-2011 U.S. school year on September 1, 2010. We expect the cost of the development of our SOEFLpoints.com web site to be approximately $42,000 and intend to develop this web site using revenues generated from our SOEFL.com web site. If we are unable to generate sufficient revenues, early in 2010, from our SOEFL.com web site so as to develop our SOEFLpoints.com web site, we may be required to postpone development until such time as we have generated sufficient revenues from our SOEFL.com web site. We do not intend to develop our SOEFLpoints.com web site until such time as our SOEFL.com web site has generated sufficient revenues to funds such development.

Management’s Discussion of Financial Condition or Plan of Operation, Company Overview, on page 22

Form S-1

On our social networking web site located at www.soefl.com, we intend to enable users to locate and interact with their acquaintances. Using interactive tools and features we intend to provide our members, as with other social networking web sites, the ability to contribute to our social networking web site, distinct, relevant pieces of content, such as names, school affiliations, profiles, biographies, interests and photos.

SOEFLpoints, is to be our online loyalty marketing service, where we intend to provide advertisers with an effective means to reach our online audience with targeted marketing campaigns, while also enabling consumers to earn points-based rewards by responding to email offers, completing online surveys, shopping online and engaging in other online activities. We intend to market products and services of advertisers to our SOEFLpoints members, who register with SOEFLpoints through a double opt-in process to receive email marketing messages from us.

Form S-1/A, Amendment No. 1

On our social networking web site located at www.soefl.com, which is currently not yet operational and is “under construction”, we intend to enable users to locate and interact with their acquaintances. Using interactive tools and features we intend to provide our members, as with other social networking web sites, the ability to contribute to our social networking web site, distinct, relevant pieces of content, such as names, school affiliations, profiles, biographies, interests and photos. We intend to have our soefl.com web site operational and able to generate revenues prior to the start of the 2009-2010 U.S. school year on September 1, 2009. We expect the cost of the development of our SOEFL.com web site to be approximately $3,000 in third-party consulting fees and expenses, in addition to the work contributed to the development by our management. Once our SOEFL.com web site is operational, there are many different forms of Internet advertising that we intend to use to generate revenues, which include pay per impression, pay per click, pay per play, or pay per action advertisements to name a few, and the only material uncertainties that management can foresee in respect of our generating revenues from our SOEFL.com web site, would be our inability to generate material revenues. If we are unable to generate material revenues or obtain adequate financing, our business may fail and you may lose some or all of your investment in our common stock.

SOEFLpoints, is to be our online loyalty marketing service, where we intend to provide advertisers with an effective means to reach our online audience with targeted marketing campaigns, while also enabling consumers to earn points-based rewards by responding to email offers, completing online surveys, shopping online and engaging in other online activities. We intend to market products and services of advertisers to our SOEFLpoints members, who register with SOEFLpoints through a double opt-in process to receive email marketing messages from us. We intend to have our SOEFLpoints.com web site operational and able to generate revenues prior to the start of the 2010-2011 U.S. school year on September 1, 2010. We expect the cost of the development of our SOEFLpoints.com web site to be approximately $42,000 and intend to develop this web site using revenues generated from our SOEFL.com web site. If we are unable to generate sufficient revenues, early in 2010, from our SOEFL.com web site so as to develop our SOEFLpoints.com web site, we may be required to postpone development until such time as we have generated sufficient revenues from our SOEFL.com web site. We do not intend to develop our SOEFLpoints.com web site until such time as our SOEFL.com web site has generated sufficient revenues to funds such development.

Comment #2 We have revised our Reports to Stockholders to describe the limited periodic reporting obligations imposed on us upon effectiveness of our registration statement and modified our reference to proxy statements as we will be a Section 15(d) filer and not subject to Section 14 of the Exchange Act. We have also provided a risk factor that alerts potential investors that we will not be a fully reporting company and we provide a concise overview of how the scope of the regulations applicable to us are more limited than those applicable to a fully reporting company.

Reports to Stockholders, on page 41

Form S-1

We are not required to deliver an annual report to our stockholders and will not voluntarily send an annual report. Upon the effective date of the registration statement, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Following such time, our Securities and Exchange Commission filings will be available to the public over the internet at the Securities and Exchange Commission’s website at http://www.sec.gov.

Form S-1/A, Amendment No. 1

We are not required to deliver an annual report to our stockholders and will not voluntarily send an annual report. Upon the effective date of this Registration Statement on Form S-1; as we are not registering a class of securities under Section 12 of the Exchange Act and will be considered a Section 15(d) filer rather than a fully reporting company; we will only be required to file annual and quarterly reports with the Securities and Exchange Commission for a period of twelve months as compared to a fully reporting company which is required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. While we are a Section 15(d) filer and until we become a fully reporting company we are not subject to the Proxy Rules outlined in Section 14 of the Exchange Act and are therefore not required to file proxy statements with the Securities and Exchange Commission. We do intend to file a Registration Statement on Form 8-A with the Securities and Exchange Commission concurrently with, or immediately following, the effectiveness of this Registration Statement on Form S-1. The filing of the Registration Statement on Form 8-A will cause us to become a fully reporting company with the Securities and Exchange Commission under the Exchange Act. Our Securities and Exchange Commission filings will be available to the public over the internet at the Securities and Exchange Commission’s website at http://www.sec.gov.

Comment #3 Thomas Cook Esq. has revised his statement “this firm has made no independent attempt to verify the facts set forth in this opinion” to address your comment that this limitation is overly vague and appears to encompass material facts that are readily ascertainable by counsel that should be evaluated to render the required opinion.

Exhibits and Financial Statement Schedules, Exhibit 5.1 Opinion of Thomas Cook, Esq. regarding the legality of securities being registered, on page 45

Form S-1

This firm has made no independent attempt to verify the facts set forth in this opinion.

Form S-1/A, Amendment No. 1

This firm has relied upon its review of the following documents provided to it by the Company when formulating the above-stated opinions: (1) Articles of Incorporation of the Company, as amended; (2) Bylaws of the Company, as amended; (3) the records of corporate proceedings relating to the issuance of the Shares; and (4) the Registration Statement on Form S-1.

In addition:

1.  On Page 2, we have amended the filing fee as the previous filer used the old fee tables and not the new tables, the amount is $1.77 and not $1.25 as previously filed.

2.  On the Table of Contents, “Selling Stockholders” has moved to page 10, “Legal Proceedings” has moved to page 26, “Quantitative and Qualitative Disclosure About Market Risk” has moved to page 26 and “Market For Common Equity And Related Stockholder Matters” has moved to page 26.

3.  On Page 44, we have amended the filing fee and the total as mentioned in item 1 of this section.

Sincerely,

/s/ Ratree Yabamrung

Ratree Yabamrung, President